WOODSIDE
AUSTRALIAN ENERGY

02055632

17 October 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 3 1 2002
WASH. D.C.
152

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to the Report for the Quarter Ended 30 September 2002, lodged with the Australian Stock Exchange on 17 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlo 11/4

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

82-2280

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2002

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 September 2002 was as follows:

		Qtr 3 2002	Qtr 3 2001	9 months 2002	9 months 2001
DOMESTIC GAS	Deliveries (av. tj/day)	277	273	256	265
LIQUEFIED NATURAL GAS	Production (Tonnes)	354,613	342,697	947,250	953,446
	Sales (Tonnes) Delivered	352,222	342,945	932,806	935,608
	Cargoes Delivered	37	36	98	98
CONDENSATE	Production (Barrels)	2,660,709	2,397,702	7,347,425	6,594,443
	Sales (Barrels)	2,594,379	2,218,408	7,153,971	6,337,838
COSSACK OIL	Production (Barrels)	1,878,407	1,651,295	5,625,516	5,228,923
	Sales (Barrels)	1,955,317	1,972,895	5,835,434	5,217,221
LAMINARIA OIL	Production (Barrels)	4,599,687	5,262,123	12,120,638	16,133,366
	Sales (Barrels)	4,809,723	4,642,744	11,629,323	15,591,876
LEGENDRE OIL	Production (Barrels)	1,340,489	1,125,358	4,022,878	1,562,183
	Sales (Barrels)	1,448,896	890,488	3,979,241	1,179,816
LIQUEFIED PETROLEUM GAS	Production (Tonnes)	36,334	36,316	104,418	98,404
	Sales (Tonnes)	42,854	44,820	82,644	87,683
TOTAL	Production (boe)	17,617,418	17,195,345	48,488,895	50,832,873
	Sales (boe)	17,914,225	16,812,496	47,606,013	49,829,598

REVIEW OF PRODUCTION FOR THE QUARTER

North West Shelf

- Domestic Gas: production was above plan, mainly due to higher than planned deliveries to Western Power.
- LNG: production was above plan with two additional cargoes loaded during the quarter. Average production for the quarter was 23,127 tonnes/day (Woodside share 3,854 tonnes/day).
- Condensate: production at 120,474 bbl/day (Woodside share 28,921 bbl/day) was above plan, due to high gas production, better than forecast reservoir performance and the conclusion of a number of successful improvement initiatives.
- Cossack Pioneer Oil: continued good reservoir performance and high facility uptime again contributed to production above plan at 122,505 bbl/day (Woodside share 20,417 bbl/day). Cossack Pioneer achieved a milestone of 200 million bbl exported during August.
- LPG: production was steady at 2,370 tonnes/day (Woodside share 395 tonnes/day).
- Total boe: two new NWSV monthly average production records of 533,000 boe/day and 550,000 boe/day were set for July and August respectively. The three months of Quarter 3 were also the three highest production months (total boe/day) in NWSV history.

Laminaria and Corallina

- Production was at an average of 105,605 bbl/day (Woodside share 49,997 bbl/day) due to the contribution of the Laminaria Phase II wells.
- The production rate at the end of the quarter was 88,970 bbl/day.

Legendre

- Production was below plan at an average of 31,716 bbl/day (Woodside share 14,571 bbl/day) due to constraints imposed by gas re-injection capacity of the facility.
- The production rate at the end of the quarter 31,090 bbl/day.

EXPLORATION DRILLING PROGRAM

Exploration or appraisal wells drilled during the quarter were as follows:

Name	Location	Permit / Licence Area	Woodside's Interest (%)	Remarks
Firetail-1	Australia	WA-33-P	60	Dry hole
Neptune-3	Gulf of Mexico	Atwater Valley 617	20	137 metre gross hydrocarbon column, 40 metre net oil pay
Enfield-5	Australia	WA-271-P	100	64.5 metre gross hydrocarbon column (gas and oil)
Chinguetti 4-2	Mauritania	PSC B	35	94 metre gross oil column, production tested at 1560 bopd and 650 Mscfd
Chinguetti 4-3 (Banda)	Mauritania	PSC A	35	23 metre oil column, 110 metre gas column

EXPLORATION INVESTMENTS/DIVESTMENTS

Equity acquired/disposed during the quarter (some Permits may be subject to government and regulatory approval):

Location	Permit No. or Description	Woodside's Interest (%) Increase / (Decrease)	Current Interest %	Remarks
Australia	WA-269-P	(20.00)	80.00	Farmout
Australia	WA-293-P	(20.00)	80.00	Farmout
Australia	WA-33-P(5)	(40.00)	60.00	Farmout
Canary Islands	Block 1	30.00	30.00	Farmin
Canary Islands	Block 2	30.00	30.00	Farmin
Canary Islands	Block 3	30.00	30.00	Farmin
Canary Islands	Block 4	30.00	30.00	Farmin
Canary Islands	Block 5	30.00	30.00	Farmin
Canary Islands	Block 6	30.00	30.00	Farmin
Canary Islands	Block 7	30.00	30.00	Farmin
Canary Islands	Block 8	30.00	30.00	Farmin
Canary Islands	Block 9	30.00	30.00	Farmin

FINANCE

Woodside's revenue and expenditure for the quarter were as follows:

	Qtr. 3 2002	Qtr. 3 2001	9 months 2002	9 months 2001
Revenue from Oil and Gas Operations ($M)				
<u>Gas</u>				
Domgas & LNG	192.3	195.4	484.7	523.2
<u>Liquids</u>				
Condensate	119.8	91.1	286.1	265.4
Cossack Oil	92.7	83.9	238.9	230.9
Laminaria Oil	208.3	177.3	449.5	650.6
Legendre Oil	66.0	41.2	158.2	56.3
Liquefied Petroleum Gas	17.8	20.1	32.1	41.7
<u>LNG Ship Charter Revenue</u>	11.9	12.8	36.4	37.4
Total	708.8	621.8	1,685.9	1805.5
Expenditure ($M)				
Exploration				
Expensed	7.2	4.3	34.9	22.4
Capitalised	65.0	59.4	106.0	247.9
Property, Plant & Equipment, Evaluation & Development Capex.	179.9	134.5	376.7	345.4
Total	252.1	198.2	517.6	615.7

- LNG Ship Charter Revenue has been included to bring revenue reporting in line with half-yearly and annual disclosures.
- Exploration expenditure reporting has been enhanced to include pre-permit exploration activities which are expensed as incurred.

[signature]

KAREN LANGE
COMPANY SECRETARY